May 28, 2026

Lester R. Brafman
Chief Executive Officer
Cohen & Company Inc.
Cira Centre
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

        Re: Cohen & Company Inc.
            Registration Statement on Form S-3
            Filed May 18, 2026
            File No. 333-295997
Dear Lester R. Brafman:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Darrick M. Mix, Esq.